UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of January, 2018

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Integrates SIM, Security and GNSS into Industry’s Smallest, Lowest Power Multi-Mode LPWA Modules

AirPrime® HL Series supports LTE-M (Cat-M1/eMTC), NB-IoT (Cat-NB1), and 2G global networks in a compact CF3® module for low power IoT applications

VANCOUVER, British Columbia--(BUSINESS WIRE)--January 16, 2018--Sierra Wireless (NASDAQ:SWIR) (TSX:SW), the leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), today announced the industry’s smallest, lowest power, multi-mode Low Power Wide Area (LPWA) cellular modules targeted at rapidly growing markets in asset tracking and connected industrial equipment, smart city, healthcare, agriculture and wearables.

AirPrime® HL78 modules, featuring Altair Semiconductor’s integrated ALT1250 chipset, deliver best-in-class power performance extending the life of battery operated devices by 5-10X compared to other available LTE-M/NB-IoT modules. This new level of power saving modes, with improved wake-up and sleep mode responsiveness, as well as ultra-low sleep mode power, make HL78 the module of choice for any power-constrained IoT application.

“With the HL78 modules, OEMs and system integrators have the most scalable, lowest power module platform to build their global IoT applications on,” said Dan Schieler, Senior Vice President and General Manager, OEM Solutions, Sierra Wireless. “And to make it even simpler for our customers, we’ve integrated the SIM and cloud, as well as GNSS and security features, to drive down the size of LPWA connected devices while enhancing tamper resistance and security.”

In addition to low-power performance unique to the HL78 design, the modules integrate GNSS tracking capability, security and an embedded SIM in a new compact CF3® size (18mm x15mm) that is pin-to-pin compatible with other HL Series modules. Customers have the flexibility to deploy the same device on global LTE-M (Cat-M1/eMTC) and NB-IoT (Cat-NB1) networks, with support for more than 20 LTE frequency bands in addition to optional 2G fallback. Built-in security, including HTTPS, secure socket, secure boot and free unlimited firmware over-the-air (FOTA) updates from the AirVantage® device management IoT Platform, helps customers ensure HL78 deployments are future proof and secure.

“More than 690 million LTE-M and NB-IoT connected devices are expected by 2022, and the market needs a low-power, compact embedded module to connect their industrial, smart city, smart home and simpler static sensor applications,” said Dan Shey, Managing Director and Vice President at ABI Research. “With the addition of the HL78 product line, Sierra Wireless has amassed a broad portfolio of low power devices to drive the billions of advanced IoT connections we expect in the next decade.”

LTE-M and NB-IoT LPWA networks deliver a new class of wireless technology specifically designed for low-power IoT applications [see infographic]. LPWA technologies combine lower cost, broader coverage and better battery life with globally available and secure cellular networks ready to connect hundreds of millions more things to the Internet.

“The ability to switch seamlessly between any commercially deployed LTE-M or NB-IoT frequency band gives HL78 customers the flexibility to choose which network they want to deploy their low bandwidth application on. And for those regions where LPWAN coverage is not as widely available, optional 2G fallback ensures their devices stay online,” said Ilan Reingold, Vice President, Business Development and Marketing at Altair Semiconductor (A Sony Group Company). “Incorporating Altair’s advanced IoT chipset, HL78 devices will also enjoy an extended life of up to 15 years on a single battery.”

Availability

The AirPrime HL78 modules are fully compliant with the 3GPP Release 13 standard and are Release-14-ready to support NB2 features in the future. Sierra Wireless AirPrime HL and WP Series modules are the smallest embedded modules to be completely interchangeable across 2G, 3G, 4G and LPWA technologies. They use the CF3® form factor, which is footprint compatible across product lines, providing customers with the option to develop smarter by building their connected IoT product or service on a single module. HL7800 and HL7802 modules are sampling with lead customers now, with general availability in Q3 2018. For more information, visit http://www.sierrawireless.com/LPWA.

Resources

  Infographic: What is LPWA?
  Webinar: Designing Low-Power Applications for LTE-M and NB-IoT LPWA Networks, Feb. 1, 2018, 10 AM EST
  White papers: Evaluation of LTE-M Towards 5G IoT Requirements, LPWA Technologies: Separating Fact from Fiction
  Product Data Sheets: HL7800 and HL7802

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ:SWIR) (TSX:SW) is an IoT pioneer, empowering businesses and industries to transform and thrive in the connected economy. Customers Start with Sierra because we offer a device to cloud solution, comprised of embedded and networking solutions seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide rely on our expertise in delivering fully integrated solutions to reduce complexity, turn data into intelligence and get their connected products and services to market faster. Sierra Wireless has 1,500 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless”, “AirPrime” and “AirVantage” are registered trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Kim Homeniuk, 604-233-8028
khomeniuk@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	January 16, 2018